SILVER HORN MINING LTD.
3266 W. Galveston Drive
Apache Junction, Arizona 85120

October 4, 2011

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Horn Mining Ltd.
Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-175743)

Dear Ms. Breslin and Messrs. Mancuso and Jones:

Reference is made to the Registration Statement on Form S-1 (File No. 333-175743) filed with the Securities and Exchange Commission (the “Commission”) by Silver Horn Mining Ltd. (the “Company”) on July 22, 2011 (the “Registration Statement”) and to Amendment No. 1 to the Registration Statement filed with the Commission on September 26, 2011 (“Amendment No. 1”).  The Registration Statement contained a prospectus to be used in connection with the resale up to an aggregate of 57,700,000 shares of common stock owned by certain selling shareholders.  Amendment No. 1 contained a prospectus to be used in connection with a public offering by the Company of securities having an aggregate purchase price of up to $10,000,000.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company is applying for the immediate withdrawal of Amendment No. 1 in order to comply with the recommendation by the staff of the Commission that a separate filing be made in connection with a public offering by the Company of its securities.  The Company respectfully notes that it is not applying for withdrawal of the Registration Statement.   The Company has not sold any securities in connection with Amendment No. 1 and the selling shareholders have not sold any shares in connection with the Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155 promulgated under the Securities Act.

          If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Harvey Kesner, Esq. at (212) 930-9700.

Sincerely, SILVER HORN MINING LTD.
By:	/s/ Daniel Bleak
	Name:	Daniel Bleak
	Title:	Chief Executive Officer